www.linkedin.com/in/tonygoebel
(LinkedIn)
www.5Gbenefits.com (Other)
www.fishforkids.org (Other)

Top Skills

Marketing
Insurance
Sales

Certifications

PPACA Certification
Self-Funding Certified
LUTCF
MDRT Top of the Table

Honors-Awards

CWCA - Certified Work Comp
Advisor
PPACA Certication
MDRT Top of the Table
2020 EBA Rising Star Award

Patents

Trust Our Family Business...With
Yours. ®
Are You 5G? ®

Tony Goebel, LUTCF

CEO of 5G Benefits | Insurance & Benefits Adviser | Inc5000
Entrepreneur | 501(c)3 Founder | 2020 EBA Magazine Rising Star in
Advising
Fond du Lac, Wisconsin, United States

Summary

CEO and Founder of 5G Benefits LLC which is a nationally
recognized independent insurance and benefits agency in Northeast
Wisconsin. Tony recently was selected for the 2020 EBA's Rising
Star Award and is a nationally recognized award given out by
Employee Benefit Adviser Magazine.

We offer group & voluntary benefits, commercial insurance, HR and
risk management solutions, and robust wellness campaigns. 5G
Benefits now has physical offices and employees in Fond du Lac,
Oshkosh, Green Bay, a satellite office in Brookfield, and coming
soon our Eau Claire office.

Former CEIA National Intern of the Year for his Green Bay Packers
marketing internship. Certified Work Comp Advisor (CWCA) in 2015
and in 2014 received the prestigious PPACA designation and Self-
Funding Professional Certification through NAHU. Was formerly
the #1 Benefits advisor in the country for a $6B national insurance
company. Multiple year qualifier of MDRT, and in 2018/2019
qualified for TOP OF THE TABLE, which is comprised of the
Top .1% of insurance and benefits advisors in the world. Traveled
the country and learned from some of the top advisors in the world
at trainings in Arizona, California, Florida, Hawaii, Illinois, Michigan,
Minnesota, Ohio, Pennsylvania, Louisiana, Texas, and Wisconsin.

All of this work and training is done to stay cutting to help our clients!

Experience

5G Benefits & Insurance
Founder/CEO/Owner
March 2013 - Present (11 years 5 months)
Oshkosh, Wisconsin Area

5G Benefits & Insurance is a nationally recognized insurance and group
benefits agency in Northeast Wisconsin. We can help coordinate every aspect
of your insurance and benefits including the health insurance, work comp,
voluntary benefits, benefit administration, open enrollment, 401k plans, payroll
& taxes, and wellness & safety programs. 5G Benefits works with dozens of
vendors, advisors, and carriers to put together an HR & benefits strategy that
is cost effective and seamless. Companies can choose to just do their group
health, work comp, etc with 5G Benefits or maximize their savings/coordination
by combining all areas of benefits and commercial insurance.

5G Benefits, LLC has grown to having office locations in Oshkosh, Fond du
Lac, Appleton, Green Bay, and Sheboygan that we own/operate ourselves.

5G Benefits, LLC also owns other divisions and partners including GOEBEL
Insurance which allows us to bring personal insurance solutions to clients
(Auto, Home, Medicare, and life insurance). Through our 5G Financial division,
which we have a team of 5 individuals running, we are able to do 401k options
and individual investment planning.

Tundra Angels
Angel Investor
January 2023 - Present (1 year 7 months)
Wisconsin, United States

Tundra Angels is an angel investor network that delivers capital, connections,
and customers to early stage startups. We are a group of around 35+ investors
in Northeast Wisconsin investing our personal money and time trying to help
Northeast Wisconsin companies.

Goebel Family Foundation Inc (Fish for Kids)
Founder/Chairman of the Board
November 2004 - Present (19 years 9 months)
Fond du Lac, Wisconsin

Visit www.fishforkids.org to find out information about the Non-Profit I started when I was 17 called Fish for Kids. I started this organization to give back to kids that never had the opportunity to learn the sport of fishing. I've taught almost 3,000 kids the wonderful sport by having over 100 sponsors donate thousands of dollars to help me put on annual events. It's been held in Fond du Lac, Oshkosh, Green Bay, and De Pere. You can donate to our cause on our website!

In 2015, I was approved for 501c3 status and started Goebel Family Foundation Inc which coordinates Fish for Kids as well as now holds Women's Empowerment Series www.womensempowerment.org.

Www.goebelfamilyfoundation.org

Marian University of Fond du Lac
Member Board of Trustees
January 2024 - Present (7 months)

I am on the Board of Trustees for Marian University. We help steer the direction, growth, and sustainability of the university. First few months helped with the search and approval of the 18th President of Marian University, Aaron Sadoff. I'm originally from Fond du Lac, WI so donating my time to the local Catholic University and its students is very important to me.

Federated Insurance
Marketing Representative/Adviser
February 2010 - April 2013 (3 years 3 months)
Brown, Kewaunee, & Door Counties

Federated Insurance put me through an extensive 9-month insurance training program at their home office in Owatonna, MN. I learned how to effectively insure and protect businesses, owners, and employees. My area of expertise was business insurance/work comp, group health, and life/disability.

There were 556 reps across the country that work for Federated. While I was at Federated, I had numerous accomplishments such as:

- Led the entire country in group health insurance in my first year (Top 3 my second year)
- Top 10 in the country in new life/disability premium two years in a row
- Led the WI/IL region & district in property/casualty, group health, and life/ disability two years in a row
- Earned the Presidents Award, two Chairman's Councils, three Monthly Leadership awards
- Million Dollar Round Table (MDRT) qualifier two years in a row

I am forever grateful to Federated for what they taught me while I was there, but I am excited to grow my own business.

Green Bay Packers
Marketing Intern
February 2008 - February 2010 (2 years 1 month)

From February to the end of August I worked as a full-time marketing intern for the Green Bay Packers. Throughout my internship I was involved in every aspect of the marketing department including corporate sales, event planning, marketing, media relations, and game operations.

After my internship was complete, I stayed to work all of the Packers home games in the 2008-2009 and 2009-2010 seasons. I was in charge of managing the 200 workers that distributed the give away items on game day as well as helped with on-field promotions such as the half-time performance and contests.

Oshkosh Chamber of Commerce
Economic Development Coordinator
September 2008 - January 2010 (1 year 5 months)

• Helped manage a Revolving Loan Fund (RLF) program for entrepreneurs in Oshkosh
• Compiled reports for the Oshkosh Business Retention and Expansion program
• Coordinated the marketing efforts (website, flyers, folders) for ORIGIN

Before going to the OAEDC, I was an intern for the Oshkosh Chamber of Commerce Partners at Learning (PALs) program.

─────────

Education

University of Wisconsin Oshkosh

Bachelors, Marketing, Entrepreneurship & Financial Services · (2005 - 2009)